                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                SCHEDULE  13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                               EFC Bancorp, Inc.
                      --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
               --------------------------------------------------
                        (Title of Class of Securities)


                                 268423-10-0
                       --------------------------------
                                (CUSIP Number)

                                December 31, 2000
                       --------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

--------------------------  ------------------------ ---------------------------
CUSIP NO. 268423-10-0                13G/A                Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

----    ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Elgin Financial Center, S.B.
        Employee Stock Ownership Plan

----    ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

----    ------------------------------------------------------------------------
3       SEC USE ONLY



----    ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois chartered stock savings institution's employee stock benefit plan organized in Illinois.

----------------- -----   ------------------------------------------------------
     NUMBER OF      5     SOLE VOTING POWER
       SHARES                   479,452
    BENEFICIALLY
      OWNED BY    -----   ------------------------------------------------------
        EACH        6     SHARED VOTING POWER
     REPORTING                   119,862
       PERSON
        WITH      -----   ------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER
                                599,314

                  -----   ------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER
                                   0

-----   ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             599,314

-----   ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-----   ------------------------------------------------------------------------
11      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW 9
            12.4% of 4,834,269 shares of Common Stock outstanding as of December 31, 2000.

-----   ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

-----   ------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                         ELGIN FINANCIAL CENTER, S.B.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE  13G/A

Item 1(a)   Name of Issuer:
            EFC Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1695 Larkin Avenue
            Elgin, Illinois 60123-5944

Item 2(a)   Name of Person Filing:
            Elgin Financial Center, S.B.
            Employee Stock Ownership Plan
            Trustee: HSBC Bank, USA
                     140 Broadway, 11th Floor
                     New York, NY  10005-1180

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            1695 Larkin Avenue
            Elgin, Illinois 60123-5944

Item 2(c)   Citizenship: Illinois chartered stock savings institution's employee stock benefit plan organized in Illinois.

Item 2(d)   Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:  268423-10-0

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 599,314 shares of the issuer. This number of shares represents 12.4% of the common stock, par value $0.01, of the issuer, based upon 4,834,269 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 479,452 of the shares and shares voting power over 119,862 shares. The reporting person has the sole power to dispose or direct the disposition of 599,314 shares of common stock.




                                   Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A










                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 7, 2001
                  --------------------------------------------
                                    (Date)

                               /s/ Irene Wexler
                  --------------------------------------------
                                 (Signature)

                                 Irene Wexler
                          HSBC Bank, USA, as Trustee
                  --------------------------------------------
                                   (Title)










                              Page 5 of 5 pages